SCHEDULE 14A

                                 (Rule 14a-101)

                     INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION
              Proxy Statement Pursuant to Section 14(a) Securities
                              Exchange Act of 1934

Filed by the Registrant                                       [  ]

Filed by a party other than the Registrant           [X]

         Check the appropriate box:

[X]      Preliminary Proxy Statement

[  ]     Confidential, for Use of the Commission Only
         (as permitted by Rule 14a-6(e)(2))

[  ]     Definitive Proxy Statement

[  ]     Definitive Additional Materials

[  ]     Soliciting material pursuant to Rule 14a-11(c) or Rule 14a-12

                       REAL ESTATE ASSOCIATES LIMITED VII

                (Name of Registrant as Specified in Its Charter)


                            Millenium Management, LLC

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of filing fee (Check the appropriate box):

[X] No fee required

[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

         (1)  Title of each class of securities to which transaction applies:

         (2)  Aggregate number of securities to which transactions applies:


         (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined.)

          (4) Proposed maximum aggregate value of transaction:

         (5) Total Fee paid:

[ ]      Fee paid previously with preliminary materials

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         (1) Amount previously paid:

         (2) Form, Schedule or Registration Statement No.:

         (3) Filing party:

         (4) Date filed:

                            Millenium Management, LLC
                         155 N. Lake Avenue, Suite 1000
                               Pasadena, CA 91101

                                 March __, 2003

Dear Limited Partner:

     Enclosed is a Solicitation of Consents seeking the approval by written consent (the Consents") of the limited partners (the "Limited Partners") of Real Estate Associates Limited VII, a California limited partnership (the "Partnership"), to remove the current general partners and to continue the Partnership and elect Millenium Management, LLC, a California limited liability company ("Millenium") as the new general partner of the Partnership.


     The goal of Millenium in soliciting the Consents is to elect Millenium as the new general partner of the Partnership so that Millenium can:

o Sell Partnership Assets: Millenium believes the Partnership should be exploring opportunities to sell the Partnership's assets (including limited and general partner interests in other Partnerships) to third parties now to maximize the potential cash returns to the Limited Partners on their original investment. Your current general partners will claim that they are marketing the Partnership's assets. However, we have not seen any evidence of such an effort. Millenium believes that if they have made such efforts, they have been ineffective.

o Collect and Distribute Judgement: On November 15, 2002, a jury in the class action case brought against National Partnership Investment Corporation ("NAPICO"), the managing general partner of the Partnership, and other defendants, found that NAPICO has knowingly violated various sections of the Securities Exchange Act and has acted with malice, oppression or fraud in breaching its fiduciary duty to the limited partners when it obtained their approval to sell Partnership assets to a partnership organized and owned by NAPICO affiliates. The jury awarded the limited partners of the Partnership compensatory and punitive damages of approximately $17,000,000. This represents $2,193 per unit to the Limited Partners. The current managing general partner will have a great conflict of interest in collecting this judgment, since it is one of the defendants in the case. Millenium, as an affiliate of Everest Management, LLC, one of your Limited Partners, and as an independent general partner will do its best to cooperate with class counsel in collecting the judgment awarded to you.

o Investigate Claims: Although Millenium is currently not aware of any existing claims against the general partners, upon becoming your new general partner Millenium will investigate to determine whether or not there are additional claims against the Partnership's current general partners for actions similar to those for which they have already been found liable.

o NAPICO may claim that because NAPICO was sold to an affiliate of Apartment Investment and Management Company ("AIMCO"), you should not be concerned that NAPICO and its prior owners were found to have committed securities fraud. However, AIMCO continues doing deals with the prior owners found liable of fraud; and many high-level officers and employees of NAPICO are still managing NAPICO. Peter Kompaniez, the President of AIMCO, was recently elected President of NAPICO and oversees these officers and employees. Millenium believes that NAPICO cannot be trusted to manage the Partnership in the best interests of the Limited Partners. Do you want a managing general partner who has been found liable for securities fraud to continue to manage the Partnership?

o Reduce Management Fees By Fifty Percent (50%): Millenium will take all measures necessary to reduce the Management fees and expenses currently charged by the general partners by fifty percent (50%).

o Liquidate The Partnership: after analyzing all the variables involved, if Millenium deems it to be in the best interest of the Limited Partners, it will make a subsequent proposal to obtain the Limited Partners' consent to amend the Partnership Agreement to provide that the Partnership be liquidated on or before January 1, 2005 (the Partnership Agreement currently provides that the Partnership does not have to be liquidated until the year 2033).

You may have the following questions:

Q: What is Millenium Asking Me to Vote Upon?

A: Millenium is asking for your consent (1) to remove National Partnership Investment Associates II ("NAPIA II") and NAPICO as general partners; NAPICO was found liable for securities fraud and to have acted with malice, oppression or fraud in violating its fiduciary duty to you; and (2) to continue the Partnership and elect Millenium Management, LLC, an affiliate of your limited partner, Everest Management, LLC, as the general partner of the Partnership.

Q: Who is Millenium?

A: Millenium is an affiliate of Everest Management, LLC, a limited partner in the Partnership. Millenium's management has substantial experience in investing in and managing limited partnerships.

Q: Why Should I Vote to Remove the Current General Partners?

A: The current general partners are not selling the assets of the partnership so that they can continue to collect high management fees at your expense. Additionally, On November 15, 2002, a jury in the class action case brought against NAPICO and other defendants found that NAPICO has knowingly violated various sections of the Securities Exchange Act and had acted with malice, oppression or fraud in breaching its fiduciary duty to the limited partners. The jury awarded the limited partners of the Partnership compensatory and punitive damages of approximately $17,000,000. This represents $2,193 per unit to the Limited Partners. The current managing general partner will have a great conflict of interest in collecting this judgment, since it is one of the defendants in the case. Millenium, as an affiliate of Everest Management, LLC, one of your Limited Partners, and as an independent general partner will do its best to cooperate with class counsel in collecting the judgment awarded to you.

Q: What Do I Need to Do Now?

A: After carefully reading and considering the information contained in this document, we are asking that you please complete, sign and date the enclosed WHITE consent form by marking FOR each proposals herein and mailing it to us in the self-addressed envelope provided. Hopefully, after Millenium is elected as the general partner of the Partnership, we can work together to protect and insure the value of your interest.

     We urge you to carefully read the enclosed Consent Solicitation Statement in order to vote your interests. YOUR VOTE IS IMPORTANT. FAILURE TO VOTE, ABSTENTIONS AND BROKER NON-VOTES WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE PROPOSALS. Again, to be sure your vote is represented, please sign, date and return the enclosed WHITE Consent of Limited Partner form as promptly as possible in the enclosed, prepaid envelope. If you have any questions, please do not hesitate to contact Mr. Vahan Saroians at 626-585-5920.

                                       Very Truly Yours,



                                       Millenium Management, LLC

                            SOLICITATION OF CONSENTS
                                       of
                                LIMITED PARTNERS
                                       of
                       Real Estate Associates Limited VII
                                       by
                          Millenium Management, LLC and

                                  March__, 2003

                         CONSENT SOLICITATION STATEMENT

     Millenium Management, LLC, a California limited liability company ("Millenium") is seeking the approval by written consent (the "Consents") of the limited partners (the "Limited Partners") of Real Estate Associates Limited VII, a California limited partnership (the "Partnership"), to remove the current general partners. The current managing general partner has been found liable for securities fraud and acting with malice, oppression or fraud against the Limited Partners. Millenium is also seeking your approval to continue the Partnership with Millenium as the new general partner of the Partnership. The election of Millenium as a general partner is conditioned upon the approval of the removal of the current general partners.

     In the event that the current general partners are removed and the Limited Partners do not approve continuing the Partnership with Millenium as the new general partner, Millenium will initiate an additional consent solicitation to continue the Partnership with a different, new general partner. In the event that the Limited Partners do not elect to continue the Partnership with a new general partner within sixty (60) days after the removal of the current general partners, the Partnership will be dissolved and the assets of the Partnership will be liquidated pursuant to the Partnership's Restated Certificate and Agreement of Limited Partnership (the "Partnership Agreement").


     This Consent Solicitation Statement and the accompanying WHITE Consent of Limited Partners form are first being mailed to Limited Partners on or about March __, 2003. Limited Partners who are record owners of Limited Partnership Interests as of March__, 2003 (the "Record Date") shall be sent this Consent Solicitation Statement. Neither the Partnership Agreement nor the law governing the Partnership specify how a Record Date is determined for the Consents; however, the Partnership's general partners have established a procedure that Millenium has followed to set the Record Date.

In reviewing this Consent Solicitation Statement please consider the following:

o On November 15, 2002, a jury in the class action case brought against National Partnership Investment Corporation ("NAPICO"), the managing general partner of the Partnership, and other defendants, found that NAPICO has knowingly violated various sections of the Securities Exchange Act and has acted with malice, oppression or fraud in breaching its fiduciary duty to the limited partners when it obtained their approval to sell Partnership assets to a partnership organized and owned by NAPICO affiliates. The jury awarded the limited partners of the Partnership compensatory and punitive damages of approximately $17,000,000. Although they were not personally found liable for various wrongdoings, many of the same officers and employees who were employed by NAPICO when the various wrongdoings occurred continue to manage NAPICO and the Partnership. Do you want a managing general partner who has been found liable for securities fraud to continue to manage the Partnership?

o The Partnership held limited partnership interests in 17 local limited partnerships as of December 31, 2001. The Partnership also holds a general partner interest in Real Estate Associates IV ("REA IV") which, in turn, held limited partnership interests in 13 additional local limited partnerships as of December 31. Therefore, the Partnership held interests, either directly or indirectly through REA IV, in 30 local limited partnerships as of December 31, 2001 (the "Limited Partnership Assets"). Based on the fact that the Partnership has not disclosed that it is exploring a sale of the Limited Partnership Assets, Millenium believes that the current general partners are not actively seeking opportunities to sell the Limited Partnership Assets.

o If Millenium is successful in replacing the current general partners, Millenium plans to consider opportunities to sell the Limited Partnership Assets. While considering such opportunities, Millenium will provide detailed financial information about Partnership assets to the limited partners which the current general partners have continuously withheld.

o If Millenium is appointed as the general partner, Millenium plans to solicit consents of the Limited Partners to amend the Partnership Agreement to provide that the Partnership be liquidated on or before January 1, 2005 (the Partnership Agreement currently provides that the Partnership does not have to be liquidated until the year 2033); although Millenium's not contractually bound to do so.

o Millenium commits, intending to be legally bound, as a binding obligation to reduce the annual management fees set forth in Section 9.5 of the Partnership Agreement and any other fees that are currently being paid to the general partners or their affiliates by fifty percent (50%).

o If Millenium is appointed as the new general partner, it will be entitled to at least a 1% interest in all profits and losses and distributions, as well as liquidation proceeds of the Partnerships to the same extent as the former general partners pursuant to Sections 7.1 and 8.1 of the Partnership Agreement.

o NAPICO has received $500,903 and $358,497 in management fees and $110,039 and $85,823 as reimbursement for general and administrative costs for the year ended December 31, 2001 and the nine months ended September 30, 2002 respectively. The current general partners and its affiliates will continue to collect management fees until they sell the Limited Partnership Assets, and therefore have a financial incentive not to sell the Limited Partnership Assets. Based on publicly available information, except for the initial limited partner Bruce Nelson, none of the officers or directors of NAPICO own directly or beneficially any Limited Partnership Interests. Because the Partnership has recently sold a significant number of its assets in 1998, Millenium believes that the management fee should be reduced by fifty percent (50%) and it will reduce these fees by fifty percent (50%) if it is elected as the new general partner. Although
     Millenium may have a financial incentive not to sell the Limited Partnership Assets because it also will receive management fees, persons controlling Millenium beneficially own, indirectly through an affiliate, approximately 4.1% of the Limited Partnership Interests. Therefore, Millenium's management has a stronger incentive to ensure the prompt sale of the Limited Partnership Assets at a favorable price, consistent with the best interest of the Limited Partners.

     Considerations other than those identified, such as investment and tax considerations, exist which should be weighed in replacing the current general partners with Millenium. Limited Partners are advised to read this entire Consent Solicitation Statement carefully and to consult with their investment and tax advisors before making a decision whether or not to consent. YOUR VOTE IS IMPORTANT. FAILURE TO VOTE WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE PROPOSALS.

     The Consents are solicited upon the terms and subject to the conditions of this Consent Solicitation Statement and the accompanying form of Consent. Removal of the current general partners and the election to continue the Partnership with Millenium as the new general partner requires the consent of the record holders of a majority of the outstanding limited partnership interests ("Limited Partnership Interests") of the Limited Partners (the
"Required Consents"). If Millenium receives the Required Consents, it will become the new general partner, as provided in the Partnership Agreement.

     Section 9.9(d) of the Partnership Agreement provides that the vote of Limited Partners owning a majority of the Limited Partnership Interests may remove a general partner. Section 13.4 provides that the Limited Partners owning a majority of the Limited Partnership Interests may elect to continue the Partnership and elect a new general partner if an event of dissolution occurs by the removal of a general partner.

Under the Partnership Agreement and California law, Limited Partners do not have dissenters' rights of appraisal in connection with these Proposals.

     THIS SOLICITATION IS BEING MADE BY MILLENIUM AND EVEREST AND NOT ON BEHALF OF THE PARTNERSHIP. CONSENTS SHOULD BE DELIVERED TO MILLENIUM.

         THE SECURITIES AND EXCHANGE COMMISSION HAS NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

     THIS SOLICITATION OF CONSENTS EXPIRES NO LATER THAN 11:59 P.M. PACIFIC TIME ON ____________ ___, 2003, UNLESS EXTENDED.

                              AVAILABLE INFORMATION

     The Partnership is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, consent solicitation statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, consent solicitation statements and other information filed with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices, 233 Broadway, New York, New York 10279 and 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604. In addition, the Commission maintains a site on the World Wide Web portion of the Internet that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such site is http://www.sec.gov.

                  INFORMATION CONCERNING MILLENIUM AND EVEREST

     Millenium is a California limited liability company that was formed in 1999 for the purpose of seeking to become the general partner of other real estate limited partnerships. The sole Manager of Millenium is Everest Properties II, LLC ("Everest"), who manages all of the business affairs of Millenium. Everest and Millenium are affiliates of Everest Management, LLC. Everest Management owns 4.1% limited partnership interests in the Partners. Everest and Millenium's other affiliates have substantial experience in investing in and managing limited partnerships.


     Everest is a California limited liability company that was formed in 1996 as a diversified real estate-oriented investment firm that specializes in investing in and managing limited partnerships. The principal office of Millenium and Everest is 155 N. Lake Avenue, Suite 1000, Pasadena, CA 91101; telephone (626) 585-5920.

     The following are the resumes of Everest officers. The business address of each of the officers is 155 N. Lake Avenue, Suite 1000, Pasadena, CA 91101. Millenium and Everest do not own any Limited Partnership Interests.

     W. Robert Kohorst. Mr. Kohorst has been the President of Everest and its predecessor since 1995. He is a lawyer by profession. From 1984 through 1990, Mr. Kohorst was the President of the Private Placement Group for Public Storage, Inc., a national U.S. real estate syndicator. Mr. Kohorst's responsibilities included all structuring, marketing, investor services and accounting services for private placement syndications for Public Storage, Inc., and its affiliates. Upon leaving Public Storage, Inc. in 1990, Mr. Kohorst was the Chief Executive Officer and principal of two businesses, Tiger Shark Golf, Inc., a golf equipment manufacturer, and Masquerade International, Inc., a manufacturer of costumes. In 1991 Mr. Kohorst co-founded KH Financial, Inc., which has been engaged in the acquisition of general partner interests, real estate companies and related assets. Mr. Kohorst has been the President of KH Financial, Inc. from its inception to the present. Mr. Kohorst holds a Juris Doctor from the University of Michigan and a Bachelor of Science degree in accounting from the University of Dayton.

     David I. Lesser. Mr. Lesser has been the Executive Vice President of Everest and its predecessor since 1995. He is a lawyer by profession. From 1979 through 1986, Mr. Lesser practiced corporate and real estate law with Kadison, Pfaelzer, Woodard, Quinn & Rossi and Johnsen, Manfredi & Thorpe, two prominent Los Angeles law firms. From 1986 through 1995, Mr. Lesser was a principal and member of Feder, Goodman & Schwartz and its predecessor firm, co-managing the firm's corporate and real estate practice. Between 1990 and 1992, Mr. Lesser was counsel to Howard, Rice, Nemerovski, Robertson, Canady & Falk. Mr. Lesser is also a Vice President of KH Financial, Inc. Mr. Lesser holds a Juris Doctor from Columbia University and a Bachelor of Arts degree from the University of Rochester.

     Christopher K. Davis. Mr. Davis is a Vice President and the General Counsel of Everest, which he joined in 1998. He is a lawyer by profession. From 1991 to 1995, he practiced securities and corporate law with Gibson, Dunn & Crutcher, a prominent national law firm headquartered in Los Angeles. From 1995 through 1997, he served as Senior Staff Counsel and then Director of Corporate Legal of Pinkerton's, Inc., a worldwide provider of security, investigation and related services. At Pinkerton, Mr. Davis was responsible for directing the corporate section of the legal department. Mr. Davis holds a Juris Doctor from Harvard Law School and a Bachelor of Science degree in Business Administration from the University of California, Berkeley.

     Peter J. Wilkinson. Mr. Wilkinson is a Vice President and the Chief Financial Officer of Everest, which he joined in 1996. He is an accountant by profession. From 1981 through 1987, he worked for Deloitte Haskins and Sells and Coopers and Lybrand in London and Sydney in their audit divisions, gaining significant experience in a variety of industry segments. From 1987 to 1990, he was the company secretary and controller of Gresham Partners, an Australian investment bank where, in addition to being responsible for all financial, tax and administrative matters, he was involved with analyzing leveraged buyout, property finance and business acquisitions. Mr. Wilkinson joined BankAmerica in the United States and from 1991 to 1996 held a number of positions, culminating in being the Division Finance Officer for the Corporate Trust and Mortgage and Asset Backed divisions. In this capacity, he was responsible for presentation of all financial information and financial due diligence during their divestiture. Mr. Wilkinson holds a Bachelor of Science degree from Nottingham University and is an English chartered accountant.

                     INFORMATION CONCERNING THE PARTNERSHIP

     Information contained in this section is based upon documents and reports publicly filed by the Partnership, including the Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (the "Form 10-K") and the Form 10-Q for the period ended September 31, 2002 ("Form 10-Q"). Although Millenium has no information that any statements contained in this section are untrue, Millenium has not independently investigated the accuracy of the information contained in this section or for the failure by the Partnership to disclose events which may have occurred and may affect the significance or accuracy of any such information. Millenium disclaims responsibility for the following information except to the extent prohibited by law. Current General Partners

     The general partners of the Partnership are National Partnership Investments Corp. ("NAPICO"), a California Corporation (the "Corporate General Partner"), and National Partnership Investments Associates II ("NAPIA II"). NAPIA II is a limited partnership formed under the California Limited Partnership Act and consists of Mr. Charles H. Boxenbaum and two unrelated individuals as limited partners. The business of the Partnership is conducted primarily by NAPICO.

     Prior to December 30, 1998, NAPICO was a wholly owned subsidiary of Casden Investment Corporation ("CIC"), which is wholly owned by Alan I. Casden. On December 30, 1998, Casden Limited Partnership Assets Operating Partnership, L.P. (the "Operating Partnership"), a majority owned subsidiary of Casden Limited Partnership Assets Inc., a real estate investment trust organized by Alan I. Casden, purchased a 95.25% economic interest in NAPICO. The current members of NAPICO's Board of Directors are Charles H. Boxenbaum, Bruce E. Nelson and Alan
I. Casden.

     On December 3, 2001, Casden Properties Inc., entered into a merger agreement and certain other transaction documents with Apartment Investment and Management Company, a Maryland corporation ("AIMCO") and certain of its subsidiaries, pursuant to which AIMCO, on March 11, 2002, acquired Casden Properties Inc. and its subsidiaries, including NAPICO.

Business

     The Partnership held limited partnership interests in 17 local limited partnerships as of December 31, 2001. The Partnership also holds a general partner interest in Real Estate Associates IV ("REA IV") which, in turn, held limited partnership interests in 13 additional local limited partnerships as of December 31, respectively. Therefore, the Partnership held interests, either directly or indirectly through REA IV, in 30 local limited partnerships as of December 31, 2001, respectively. The other general partner of REA IV is NAPICO. The Partnership surrendered its interest in one limited partnership in July 2001, sold its interest in two limited partnerships in April and December 2001 and the lender foreclosed on three limited partnerships in September 2001. In December 1998, the Partnership sold its interests in 11 local limited partnerships to the Operating Partnership. Each of the local partnerships owns a low income housing project which is subsidized and/or has a mortgage note payable to or is insured by agencies of the federal or local government.

     The partnerships in which the Partnership has invested are principally existing local limited partnerships. The Partnership became the limited partner in these local limited partnerships pursuant to arm's-length negotiations with the local partnership's general partners who are often the original project developers. In certain other cases, the Partnership invested in newly formed local partnerships which, in turn, acquired the projects. As a limited partner, the Partnership's liability for obligations of the local limited partnership is limited to its investment. The local general partner of the local limited partnership retains the responsibility of maintaining, operating and managing the project. Under certain circumstances of default, the Partnership has the right to replace the general partner of the local limited partnerships, but otherwise does not have control of sale, refinancing, etc.

     Although each of the partnerships in which the Partnership has invested will generally own a project which must compete in the marketplace for tenants, interest subsidies and rent supplements from governmental agencies make it possible to offer these dwelling units to eligible "low income" tenants at a cost significantly below the market rate for comparable conventionally financed dwelling units in the area.

     During 2001, the projects in which the Partnership had invested were substantially rented. The following is a schedule of the status as of December 31, 2001, of the projects owned by local limited partnerships in which the Partnership, either directly or indirectly through REAL III, has invested

         SCHEDULE OF PROJECTS OWNED BY LOCAL LIMITED PARTNERSHIPS
                   IN WHICH THE PARTNERSHIP HAS AN INVESTMENT
                                DECEMBER 31, 2001

                                     For Rental Percentage of
Name and Location       No. Of        No. Of          Units        Total Units
Local Partnerships      Units        Section 8      Occupied        Occupied
Aristocrat Manor         101           114/0           83              82%
Hot Springs, AR
Arkansas City Apts.       16           0/12            14              88%
Arkansas City, AR
Bellair Manor Apts.       68           68/7            68             100%
Niles, OH
Birch Manor Apts. I       60           60/0            56              93%
Medina, OH
Birch Manor Apts. II      60           60/0            57              95%
Medina, OH
Bluewater Apts           116           None            108             93%
Port Huron, MI
Clarkwood Apts. I         72           34/0            69              96%
Elyria, OH
Clarkwood Apts. II       120           51/0            113             94%
Elyria, OH
Danbury Park Manor       151           86/0            145             96%
Superior Township, MI
Desoto Apts.              42           42/0            42             100%
Desoto, MO
Dexter Apts.              50           50/0            47              94%
Dexter, MO
Goodlette Arms Apts.     250           250/0           248             99%
Naples, FL




                   SCHEDULE OF PROJECTS OWNED BY LOCAL LIMITED
                                  PARTNERSHIPS
                   IN WHICH THE PARTNERSHIP HAS AN INVESTMENT
                                DECEMBER 31, 2001
                                   (Continued)

                                               Units Authorized
                                   For Rental                 Percentage of
Name and Location        No. Of        No. Of          Units        Total Units
                          Units        Section 8      Occupied        Occupied
Hampshire House            150           150/0           145             97%
Warren, OH
Henrico Arms               232           232/0           228             98%
Richmond, VA
Ivywood Apts.              124           124/0           122             98%
Columbus, OH
Jasper County Prop.         24           24/0            17              71%
Heidelberg, MS
Nantucket Apts.             60           59/0            59              98%
Alliance, OH
Newton Apts.                36           None            28              78%
Newton, MS
Oak Hill Apts.             120           82/0            115             96%
Franklin, PA
Oakview Apts.               32            0/7            28              88%
Monticello, AR
Oakwood Park I Apts.        50           50/0            49              98%
Lorain, OH
Oakwood Park II Apts.       78           None            73              94%
Lorain, OH
Rand Grove Village         212           212/0           195             92%
Palatine, IL
Richards Park Apts.         60           24/0            57              95%
Elyria, OH
Shubuta Properties          16           0/16            16             100%
Shubuta, MS
South Glen Apts.           159           14/0            153             96%
Trenton, MI
Tradewinds East            150           30/0            142             95%
Essexville, MI
Warren Heights Apts. II     88           88/0            87              99%
Warren, OH
Yorkview Estates            50           50/0            49              98%
Massillon, OH

TOTAL                    2,763        1,954/58        2,628              95%
                        ======        ========     ========              ===

Outstanding Limited Partnership Interests

     According to the Partnership, there were 15,505 Limited Partnership Interests (representing 7,752.5 units) issued and outstanding as of December 31, 2002. A Limited Partner is entitled to one vote for each Limited Partnership Interest owned by such Limited Partner. Millenium owns no Limited Partnership Interest in the Partnership. According to the Form 10-K, except for the initial limited partner Bruce Nelson, none of the officers or directors of NAPICO own directly or beneficially any Limited Partnership Interests. No person is known to own beneficially in excess of 5% of the outstanding Limited Partnership Interests.

Litigation

     On August 27, 1998, two investors in Real Estate Associates Limited III (a partnership in which NAPICO is a general partner) and two investors in Real Estate Associates Limited VI (another partnership in which NAPICO is a general partner) commenced an action in the United States District Court for the Central District of California on behalf of themselves and all other similarly situated, against the Partnership, NAPICO and certain other affiliated entities. The complaint alleges that the defendants breached their fiduciary duty to the limited partners of such Funds and made materially false and misleading statements in the consent solicitation statements that were disseminated to the limited partners of such Funds relating to approval of the transfer of Partnership assets to a partnership that was majority-owned by NAPICO affiliates. The plaintiffs sought preliminary and permanent injunctive relief and other equitable relief, as well as compensatory and punitive damages.

     On November 15, 2002, a jury in the above described case found that NAPICO had knowingly violated various sections of the Securities Exchange Act and had acted with malice, oppression or fraud in breaching its fiduciary duty to the limited partners. The jury awarded the limited partners of the Partnership compensatory and punitive damages of approximately $17,000,000.

                       PROPOSALS AND SUPPORTING STATEMENT

     The Limited Partners are being asked to approve by written consent the following actions (the "Proposals") pursuant to the Partnership Agreement:

     (1) the removal of the current general partners, NAPICO and NAPIA II, as the general partners of the Partnership; and

     (2) the continuation of the Partnership with Millenium as the new general partner of the Partnership (which is conditioned upon the approval of Proposal 1 above).

Removing the General Partner

     A review of documents and reports publicly filed by the Partnership and books and records available to partners indicates that the remaining assets held by the Partnership are potentially valuable real estate assets. These assets are interests in low-income housing projects which are subsidized and/or have a mortgage note payable to or insured by agencies of the federal or local government. The Form 10K notes the economic impact of the combination of the reduced payments under the Housing Assistance Payment contracts and the restructuring of the existing FHA-insured mortgage loans under MAHRAA is uncertain. Millenium believes the Partnership should be exploring opportunities to sell the Limited Partnership Assets to third parties now to maximize the potential cash returns to the Limited Partners on their original investment. The Partnership has not indicated that it is exploring this alternative.

     NAPICO, the current general partner managing the Partnership, has received $500,903 and $358,497 in management fees and $110,039 and $85,823 as reimbursement for general and administrative costs for the year ended December 31, 2001 and the nine months ended September 30, 2002 respectively.


     The current managing general partner will continue to collect management fees until it sells the Limited Partnership Assets, and therefore has a financial incentive not to sell the Limited Partnership Assets. Although Millenium may have a financial incentive not to sell the Limited Partnership Assets because it also will receive management fees, persons controlling Millenium beneficially own, indirectly through an affiliate, approximately 4.1% of the Limited Partnership Interests. Therefore, Millenium's management has a stronger incentive to ensure the prompt sale of the Limited Partnership Assets at a favorable price. The current general partners and its affiliates own significantly fewer Limited Partnership Interests in the Partnership and therefore do not have the same financial incentive to sell the Limited Partnership Assets as do the Limited Partners.

     Millenium believes that removing the current general partners and electing Millenium as the new general partner will provide the Limited Partners with the best potential to maximize the potential cash returns to the Limited Partners in the near future. The goal of Millenium in soliciting the Consents is to elect itself as the new general partner of the Partnership so that it can (i) investigate claims against the Partnership's current general partners including without limitation reviewing the books and records to examine why the costs associated with the transaction in 1998 involving the sale of assets to an affiliate of the general partner were so exorbitant and potentially making a claim against the general partners if in fact the costs were not legitimate expenses of the transaction, (ii) reduce management fees by ten percent (10%) based on Millenium's indication of its intent to do so, (iii) review the Partnership's books and records to analyze alternatives, including the possible liquidation of the limited and general partner interests that the Partnership holds and (iv) obtain the Limited Partners' consent to amend the Partnership Agreement to provide that the Partnership be liquidated on or before January 1, 2005 (the Partnership Agreement currently provides that the Partnership does not have to be liquidated until the year 2033). Admission of New General Partner

     If the Required Consents are obtained to remove the current general partners and elect Millenium as the new general partner, the current general partners will not retain any of the rights, powers or authority accruing to the general partner following their removal as general partners; provided, however, that the Partnership must purchase the current general partners' interest in the Partnership at its fair value on the date of such removal as provided in Section
9.9 of the Partnership Agreement, with the fair value determined, if necessary, in accordance with the arbitration procedure of the American Arbitration Association. If Millenium is appointed as the new general partner, it will be entitled to a 1% interest in all profits and losses, and cash distributions made by the Partnership prior to dissolution or liquidation (the same as which the current general partners are entitled to).


     Millenium does not anticipate any circumstance under which Millenium would not desire to become the new general partner, however, Millenium reserves the right to withdraw before admission as the new general partner in the event of a material adverse change in the Partnership. A material adverse change would include bankruptcy, foreclosure or other material impairments on the value or operations of the Partnership's assets. If the current general partners are removed, Millenium withdraws, and no replacement general partner is elected, then a party appointed for such purpose shall wind up the affairs of the Partnership, shall sell all of the Partnership's assets as promptly as is consistent with obtaining the fair value thereof, and pay all liabilities and all costs of dissolution.



     Millenium, as the new general partner, will be entitled to a 1% interest in all profits, losses and distributions of the Partnership pursuant to the Partnership Agreement. Upon total or partial liquidation of the Partnership or the disposition or partial disposition of a Limited Partnership Asset and distribution of the proceeds, pursuant to the Partnership Agreement, Millenium would be entitled to a liquidation fee equal to the lesser of (i) 10% of the net proceeds to the Partnership from the sale of a Limited Partnership Asset or (ii) 1% of the sales price (including the mortgage) plus 3% of the net proceeds after deducting an amount sufficient to pay federal and state taxes, if any, calculated at the maximum rate then applicable. No part of such liquidation fee shall be paid, unless the Limited Partners shall have first received an amount equal to (i) the greater of (A) their aggregate capital contributions, or (B) an amount sufficient to satisfy the cumulative state and federal income tax liability, if any, arising from the disposition of all Limited Partnership Assets disposed of to date, calculated at the maximum tax rate then applicable, less, (ii) all amounts previously distributed to Limited Partners under the Partnership Agreement. Prior to the receipt by the Limited Partners of an amount equal to the greater of (i) their aggregate capital contributions, or (ii) an amount sufficient to satisfy the cumulative tax liability arising from the disposition of all Limited Partnership Assets disposed of to date, the unpaid liquidation fee shall accrue for later payment to the General Partners.

                      VOTING PROCEDURE FOR LIMITED PARTNER

Distribution and Expiration Date of Solicitation


     This Consent Solicitation Statement and the related Consent are first being mailed to Limited Partners on or about March__, 2003. Limited Partners who are record owners of Limited Partnership Interests as of the Record Date may execute and deliver a Consent. A beneficial owner of Limited Partnership Interests who is not the record owner of such Limited Partnership Interests must arrange for the record owner of such Limited Partnership Interests to execute and deliver to Millenium a Consent form that reflects the vote of the beneficial owner.

     This solicitation of Consents will expire at 11:59 p.m. Pacific Time on the earlier to occur of the following dates (the "Expiration Date"): (i) ________ __, 2003 or such later date to which Millenium determines to extend the solicitation, and (ii) the date the Required Consents are received. Millenium reserves the right to extend this solicitation of Consents for such period or periods as it may determine in its sole discretion from time to time; provided, however that it will not extend this solicitation past _______ __, 2003. Any such extension will be followed as promptly as practicable by notice thereof by written notice to the Limited Partners, as well as filing with the SEC. All Consents delivered to Millenium will remain effective until the Expiration Date, including during any extension thereof, unless validly revoked and not rescinded by a later dated consent delivered to Millenium prior to the Expiration Date. No Consent will be considered effective longer than eleven months from the date it is given. Millenium reserves the right for any reason to terminate the solicitation of Consents at any time prior to the Expiration Date by filing an amendment to this Consent Solicitation Statement with the SEC.

Voting Procedures and Required Consents


     The Consent of Limited Partner form included with this Consent Solicitation Statement is the ballot to be used by Limited Partners to cast their votes. For each Proposal, Limited Partners should mark a box adjacent to the Proposal indicating that the Limited Partner votes "For" or "Against" the Proposal, or wishes to "Abstain." All Consents that are properly completed, signed and delivered to Millenium, and not validly revoked prior to the Expiration Date, will be given effect in accordance with the specifications thereof. If none of the boxes on the Consent is marked, but the Consent is otherwise properly completed and signed, the Limited Partner delivering such Consent will be deemed to have voted "For" the Proposals.

     Each Proposal requires the consent of the record holders of a majority of the Limited Partnership Interests of the Limited Partners (the "Required Consents"). Accordingly, adoption of each Proposal requires the receipt without revocation of the Required Consents indicating a vote "For" the Proposal. Millenium is seeking approval of each of the Proposals. The continuation of the Partnership with Millenium as the new general partner is conditioned on the approval of the removal of the current general partners. Otherwise, no Proposal is conditioned on the approval of another Proposal. The failure of a Limited Partner to deliver a Consent or a vote to "Abstain" will have the same effect as if such Limited Partner had voted "Against" the Proposals. Limited Partnership Interests not voted on Consents returned by brokers, banks or nominees will have the same effect as Limited Partnership Interests voted against the Proposals.

     If Limited Partnership Interests to which a Consent relates are held of record by two or more joint holders or tenants in common, all such holders must sign the contract. If a Consent is signed by a trustee, partner, executor, administrator, guardian, attorney-in- fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person must so indicate when signing and must submit with the Consent form appropriate evidence of authority to execute the Consent. In addition, if a Consent relates to less than the total number of Limited Partnership Interests held in the name of such Limited Partner, the Limited Partner must state the number of Limited Partnership Interests recorded in the name of such Limited Partner to which the Consent relates. If a Consent is executed by a person other than the record owner, then it must be accompanied by a valid proxy duly executed by the record owner. The consents received on the actions proposed herein shall remain valid until the date such actions have been adopted by the partnership or eleven months, whichever is later.

     All questions as to the validity, form, eligibility (including time of receipt), acceptance, and revocation of Consents, and the interpretation of the terms and conditions of this solicitation of Consents, will be determined by Millenium, subject to the provisions of the Partnership Agreement, as well as state and federal law. Neither Millenium, nor any of its affiliates, shall be under any duty to give any notification of any such defects, irregularities or waiver, nor shall any of them incur any liability for failure to give such notification. Deliveries of Consents will not be deemed to have been made until any irregularities or defects therein have been cured or waived.

     In the event Millenium determines to extend this solicitation of Consents in its sole discretion or this solicitation of Consents expires, Millenium will notify the Limited Partners as promptly as practicable thereafter by notice of such extension or the results of this solicitation of Consents by written notice to the Limited Partners, as well as filing an amendment to this Consent Solicitation Statement with the SEC, if required.

Effectiveness; Potential Challenges

     Certain  aspects  of the  procedure  set  forth for this  solicitation  are subject to uncertainty because such procedures are not defined by the Partnership Agreement or the Uniform Limited Partnership Act that governs the Partnership. Therefore, such procedures may be challenged by the current general partners or other limited partners and may result in a delay or nullification of the effectiveness of the Consents. In particular, neither the Partnership Agreement nor applicable law conclusively establishes: the manner for getting the Record Date; who can receive and verify consents and revocations; and whom does an action taken by written consent become effective. Millenium believes applicable law provides that actions taken by written consent, such as the Proposals herein, become effective fifteen (15) days after the Required Consents are received. Millenium believes that its procedures for collection of consents and revocations, as well as determining the validity of the same, may be subject to challenge by the current general partners or other limited partners due to ambiguity in the Partnership Agreement and the applicable law.

Completion Instructions


     Limited Partners are requested to complete, sign and date the WHITE Consent of Limited Partner form included with this Consent Solicitation Statement and mail, fax, hand deliver, send by overnight courier the original signed Consent to Millenium Management, LLC, 155 N. Lake Avenue, Suite 1000, Pasadena, CA 91101, Fax No.: 626-585-5929.

     Consents should be sent or delivered to Millenium at the address set forth on the back cover of this Consent Solicitation Statement. A prepaid, return envelope is included for your convenience.

Power of Attorney

     Upon approval of a Proposal, Millenium will be expressly authorized to prepare any and all documentation and take any further actions necessary to implement the approved Proposal. Furthermore, each Limited Partner who votes for a Proposal described in this Consent Solicitation Statement, by signing the attached Consent, constitutes and appoints Millenium, acting through its officers and employees, as his or her attorney-in-fact for the purposes of executing any and all documents and taking any and all actions required under the Partnership Agreement or applicable law in order to implement the approved Proposal, including the execution of an amendment to the Partnership Agreement to reflect Millenium as the new general partner of the Partnership or to reflect the dissolution of the Partnership in accordance with the applicable Proposal, and including the selection of an appraiser to appraise the Partnership's assets as may be required by the Partnership Agreement.

Revocation of Consents


     Consents may be revoked at any time prior to the Expiration Date, or a Limited Partner may change his vote on one or both Proposals, in accordance with the following procedures. For a revocation or change of vote to be effective, Millenium must receive prior to the Expiration Date a written notice of revocation or change of vote (which may be in the form of a subsequent, properly executed Consent) at the address set forth on the Consent. The notice must specify the name of the record holder of the Limited Partnership Interests and the name of the person having executed the Consent to be revoked or changed (if different), and must be executed in the same manner as the Consent to which the revocation or change relates or by a duly authorized person that so indicates and that submits with the notice appropriate evidence of such authority as determined by Millenium. A revocation or change of a Consent shall be effective only as to the Limited Partnership Interests listed on such notice and only if such notice complies with the provisions of this Consent Solicitation Statement. See "Voting Procedure for Limited Partner - Effectiveness; Potential Challenges."

     Millenium reserves the right to contest the validity of any revocation or change of vote and all questions as to validity (including time of receipt) will be determined by Millenium, subject to the provisions of the Partnership Agreement, as well as state and federal law.

No Dissenters' Rights of Appraisal

     Under the Partnership Agreement and California law, Limited Partners do not have dissenters' rights of appraisal in connection with these Proposals.

Solicitation of Consents


     Neither the Partnership nor the current general partners are participants in this solicitation of Consents. Millenium and Everest are the only participants in the solicitation. Millenium will initially bear all costs of this solicitation of Consents, including fees for attorneys and the cost of preparing, printing and mailing this Consent Solicitation Statement, which are currently estimated to be $___________. To date, Everest has incurred fees and expenses for this solicitation of approximately $_________. Millenium shall seek reimbursement for such costs from the Partnership to the extent allowed under the Partnership Agreement and applicable law. In addition to the use of mails, certain officers or regular employees of Millenium and Everest may solicit Consents via telephone, for which no additional compensation will be paid.

     Limited Partners are encouraged to contact Mr. Vahan Saroians of Millenium at the telephone number set forth on the back cover of this Consent Solicitation Statement with any questions regarding this solicitation of Consents and with requests for additional copies of this Consent Solicitation Statement and form of Consent.

                            SOLICITATION OF CONSENTS
                                       of
                                LIMITED PARTNERS
                                       of
                       Real Estate Associates Limited VII
                        a California Limited Partnership

         Deliveries of Consents, properly completed and duly executed, should be made to Millenium Management, LLC at:

                         155 N. Lake Avenue, Suite 1000
                               Pasadena, CA 91101
                              Fax No.: 626-585-5929

     Questions and requests for assistance about procedures for consenting or other matters relating to this solicitation may be directed to Mr. Vahan Saroians at the address and telephone number listed below. Additional copies of this Consent Solicitation Statement and form of Consent may be obtained from Millenium as set forth below.

     No person is authorized to give any information or to make any representation not contained in this Consent Solicitation Statement regarding the solicitation of Consents made hereby, and, if given or made, any such information or representation should not be relied upon as having been authorized by Millenium or any other person. The delivery of this Consent Solicitation Statement shall not, under any circumstances, create any implication that there has been no change in the information set forth herein or in the affairs of Millenium or the Partnership since the date hereof.

                            Millenium Management, LLC
                         155 N. Lake Avenue, Suite 1000
                               Pasadena, CA 91101
                                 (626) 585-5920

                                   APPENDIX A

                          (Preliminary Form of Consent)

                           CONSENT OF LIMITED PARTNER

                       Real Estate Associates Limited VII
              a California Limited Partnership (the "Partnership")


         SOLICITED BY MILLENIUM MANAGEMENT, LLC

     LIMITED PARTNERS WHO RETURN A SIGNED CONSENT BUT FAIL TO INDICATE THEIR APPROVAL OR DISAPPROVAL AS TO ANY MATTER WILL BE DEEMED TO HAVE VOTED TO APPROVE SUCH MATTER. THIS CONSENT IS VALID FROM THE DATE OF ITS EXECUTION UNTIL DULY REVOKED, BUT NO LONGER THAN ELEVEN MONTHS.

           THIS CONSENT FORM REVOKES ANY PREVIOUSLY EXECUTED CONSENT.

     The undersigned has received the Consent Solicitation Statement dated March__, 2003 ("Consent Solicitation Statement") by Millenium Management, LLC, a California limited liability company ("Millenium"), seeking the approval by written consent of the following proposals:

     (1) the removal of the current general partners, National Partnership Investments Corp., a California corporation and National Partnership Investment Associates II, a California limited partnership; and

     (2) the continuation of the Partnership with Millenium as the new general partner of the Partnership (which is conditioned on the approval of proposal (1) above).

     Each of the undersigned, by signing and returning this Consent, hereby constitutes and appoints Millenium,, acting through its officers and employees as his or her attorney-in-fact for the purposes of executing any and all documents and taking any and all actions required under the Partnership Agreement or applicable law in order to implement an approved proposal; and hereby votes all limited partnership interests of the Partnership held of record by the undersigned as follows for the proposals set forth above, subject to the Consent Solicitation Statement.

Proposal                                  FOR        AGAINST         ABSTAIN

1. Removal of General Partners            [ ]         [ ]              [ ]

2.  Continuation  of the  Partnership     [ ]         [ ]              [ ]
    with a new  general  partner,
    Millenium

(Please sign exactly as your name appears on the Partnership's records. Joint owners should each sign. Attorneys-in-fact, executors, administrators, trustees, guardians, corporation officers or others acting in representative capacity should indicate the capacity in which they sign and should give FULL title, and submit appropriate evidence of authority to execute the Consent)

                                          Dated: _______________________, 2003
                                               (Important-please fill in)

                                             ----------------------------------
                                                    Signature / Title

                                             ----------------------------------
                                                    Signature / Title

                                             ----------------------------------
                                                     Telephone Number